EXHIBIT 99.1

Internet Gold - Golden Lines Intends to Initiate an additional Private Placement of its Series D Debentures in Israel to Institutional and Qualified Investors in Exchange for Series C Debentures

Ramat Gan, Israel, October 18, 2017 - Internet Gold - Golden Lines Ltd. (the "Company", "Internet Gold") (NASDAQ and TASE: IGLD), today announced that further to the Company's report dated October 3, 2017 the Company intends to carry out an additional private placement in Israel of Series D Debentures to "classified"/"institutional" and "qualified" investors (as defined under the exemptions of section 15 of the Securities Law, 5728-1968 and the First Schedule of The Securities Law) - in exchange for a portion of the Company’s outstanding Series C Debentures, under the same terms of the previous placement as was reported on October 3, 2017. There is no assurance that the transaction will eventually be carried out.

The terms of the newly issued Series D Debentures, if issued, will be identical to the terms of the outstanding Series D Debentures. The newly issued Series D Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws. If the private placement will take place, the exchange of the debentures shall be conducted as a private placement to Israeli "classified"/"institutional" investors pursuant to Regulation S under the U.S. Securities Act of 1933 and the newly issued debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

Midroog Ltd., an Israeli rating company, has confirmed that the issuance of the new Series D Debentures will not affect the current rating of the outstanding Series D Debentures. The Company also received the approval of the Israel Tax Authority regarding the discount rate of the debentures series.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The Investors are hereby referred to the immediate reports published by the Company regarding the investigation of the Israel Securities Authority in the "Bezeq" Group.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.